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SEC Mail Processing Section

MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-68817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Bryant Park, 29th Floor
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer 561-784-8922
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name - *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Jared Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XP Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Chief Compliance Officer
(Title)

SHARIFA HUNTER
MY COMMISSION #FF048536
EXPIRES August 26, 2017
(407) 398-0153 FloridaNotaryService.com

2/27/17
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

XP Securities, LLC
Index
December 31, 2016

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statements 3-7

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

XP Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of XP Securities, LLC as of December 31, 2016, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of XP Securities, LLC at December 31, 2016 in conformity with principles generally accepted in the United States.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 27, 2017

XP Securities, LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 1,520,976
Due from broker dealers	7,649,999
Due from affiliate	20,692
Securities owned, at market value	7,189,909
Prepaids and other assets	3,775,560
Rent security deposit	607,976
Property and equipment	714,521
Total assets	$21,479,633

Liabilities and Member's Equity	
Accrued expenses and other liabilities	$ 4,511,090
Due to affiliate	5,763
Total liabilities	$ 4,516,853
Commitments and Contingencies	
Member's Equity	16,962,780
Total liabilities and member's equity	$21,479,633

The accompanying notes are an integral part of this financial statement.

1. Organization and Summary of Significant Accounting Policies

XP Securities, LLC ("the Company"), is a securities broker-dealer which principally serves institutional investors. The Company was formed on December 29, 2010 in the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") as of October 27, 2011. On December 22, 2012, the Company became a member of the National Futures Association.

The Company generates revenue principally by providing securities trading and brokerage services to institutional investors in the United States and Latin American countries. Revenues for these services could vary based on the performance of financial markets around the world.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis, and are valued at quoted market or dealer quotes. Realized gains or losses from securities transactions are determined using the specific identification method.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits.

Property and equipment

Property and equipment are stated at cost. Expenditures that materially increase the useful lives are capitalized, while ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from three to ten years.

Income taxes

The Company is wholly owned by its sole member, XP Holdings International, LLC and is considered a disregarded entity for income tax purposes. Accordingly, the Company's operations are combined with that of its owner's income tax filings. Any change as the result of an examination by the IRS or the State of New York would not have an impact at the entity level.

As defined by the Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

The Company's tax returns for the years ending 2013-2015 remain open for examination by federal and state taxing authorities.

Fair Value of Financial Instruments
The carrying value of cash, receivables, and accrued expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

2. Property and Equipment

Property and equipment consist of the following:

Office equipment	$ 407,106
Furniture and fixtures	301,882
Leasehold improvements	433,394
	1,142,382
Less: accumulated depreciation and amortization	427,861
Net property and equipment	$ 714,521

3. Commitment and Contingencies

<u>Commitments</u>

The Company is obligated under two non-cancelable leases for office space, expiring in December 2023 and October 2026, respectively. Approximate minimum annual lease commitments for years subsequent to 2016 are as follows:

2017	$ 990,000
2018	1,000,000
2019	1,010,000
2020	1,051,000
2021	1,077,000
Thereafter	4,190,000
	$ 9,318,000

The Company uses Pershing, LLC, Interactive Brokers, LLC, and Wedbush Securities Inc. to process its customers' securities transactions and to provide custodial and other services. The Company pays fees on a per transaction basis for securities transactions and interest on balances due to Pershing, LLC, Interactive Brokers, LLC, and Wedbush Securities Inc.

During the course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company had balances in excess of insured limits of $1,270,976 as of December 31, 2016.

3. Commitment and Contingencies (continued)

Legal Matters

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect in the Company's financial position, results of operations, or cash flows.

4. Fair Value Measurements

FASB ASC 820-10 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Investments in equity securities: Investments in equity securities that are classified as trading securities are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the investment securities as Level 3. Management conducted a

4. Fair Value Measurements (Continued)

review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. There were no instances in which unobservable inputs were used as of December 31, 2016.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2016:

	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Bonds/Notes		$ 7,189,909	$ -	$ 7,189,909

Derivatives Activities

The Company enters into derivatives, primarily currency futures contracts, to actively manage risk exposures that arise from its arbitrage trading activities. The Company's holdings and exposures are hedged, in many cases, on either a portfolio or risk-specific basis, as opposed to an instrument-by instrument basis. There were no derivative positions held by the Company at December 31, 2016.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $10,726,598 which was $10,425,474 in excess of its required capital of $301,124. The Company's net capital ratio was 0.42 to 1.

The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain a minimum "adjusted net capital" of $1,000,000. At December 31, 2016 the Company had net capital of $10,726,598 which was $9,726,598 in excess of its required net capital of $1,000,000.

6. Related Party Transactions

$243,226 of the Company's revenues were generated through transactions with a Brazilian Company, XP Investimentos, which is the sole owner of the parent company of XP Securities, LLC.

On December 31, 2016, XP Securities was due $20,692 in commissions from XP Investimentos. Due from affiliates are non-interest bearing account balances.

7. Risk Concentrations

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are primarily provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2016, $6,400,286 of the due from broker dealers amount as reflected in the accompany statement of financial condition, is held by and due from the clearing broker. The Company has agreements with two other U.S. based broker dealers for the clearing of futures and certain other trades, and an agreement with a Brazilian-based financial institution for the clearing and custody of foreign securities and currencies. At December 31, 2016 $1,108,707 of the due from broker dealers amount as reflected in the accompany statement of financial condition, is held by the Brazilian-based financial institution.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

8. Subsequent Events

The Company has evaluated its subsequent events through the date that these financial statements were available to be issued. There were no subsequent events requiring disclosure.